150 North Riverside Plaza, Suite 3000, Chicago, IL 60606 ● (312) 819-1900

January 19, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	DecisionPoint Systems, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed December 18, 2020
File No. 333-245695

Ladies and Gentlemen

On behalf of our client, DecisionPoint Systems, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) regarding the above-captioned registration statement on Form S-1 (the “Registration Statement”). In connection with this letter, the Company is today filing Amendment No. 4 to the Registration Statement (“Amendment No. 4”) by EDGAR.

For your convenience, each of the Staff’s comments included in its letter dated January 6, 2021 is reprinted below in italics, and is followed by the Company’s response.

Form S-1/A filed December 18, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29

1.	We note your disclosure regarding the uncertainty COVID-19 is having on your financial condition and results of operations even though many of your customers have been “significantly impacted by COVID-19.” However, the pandemic began affecting your customers in March 2020; therefore, it is unclear why you are unable to quantitatively assess the impact of the pandemic on your results of operations and financial condition for the nine months ended September 30, 2020. Please advise or revise accordingly. Consider the staff's guidance, CF Disclosure Guidance Staff: Topic No. 9A published June 23, 2020.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosures on page 29 and elsewhere of Amendment No. 4 in consideration of the Staff’s guidance, CF Disclosure Guidance Staff: Topic No. 9A.

polsinelli.com

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Polsinelli PC, Polsinelli LLP in California

January 19, 2021

Notes to Consolidated Financial Statements (unaudited)

Note 9. Acquisitions, page F-35

2.	You state that the acquisition of ExtenData will be deemed significant and therefore, you intend to provide the financial statements for this entity as well as pro forma financial information pursuant to Regulation S-X. Please provide us with your calculations regarding the significance of this acquisition and tell us when you intend to provide such information. Refer to Rule 3-05(b)(4) of Regulation S-X.

RESPONSE:

Pursuant to Rule 3-05 of Regulation S-X, we determined that the ExtenData acquisition meets the criteria of a significant business. The Company’s acquisition of ExtenData closed on December 4, 2020. Under the “Income Test” under S-X Rule 3-05, the acquisition was in excess of the 20% significance level, but below the 40% significance level. The calculations regarding the significance of the acquisition were as follows:

●	Investment Test - The Company’s investment in ExtenData, including contingent consideration, represented 16% of the Company’s total assets as of December 31, 2019. Total assets were used as the denominator, as aggregate worldwide market value is not available for the Company.

●	Asset Test – ExtenData’s total assets represented 11% of the Company’s total assets as of December 31, 2019.

●	Income Test

o	Net income: For the year ended December 31, 2019, the pre-tax income of ExtenData represented approximately 71% of the Company’s pre-tax income; and

o	Revenue: For the year ended December 31, 2019, revenues of ExtenData represented approximately 28% of the Company’s total revenues.

The Company will file the required financial statements and pro forma financial information required by Regulation S-X related to the acquisition on or before February 12, 2021.

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If you have any questions or would like further information with regard to the foregoing, please do not hesitate to contact the undersigned by phone at (312) 463-6311 or by email at dfigliulo@polsinelli.com.

Sincerely,

/s/ Donald E. Figliulo

cc:	Steve Smith

Chief Executive Officer